[BNY Mellon Letterhead]

Via EDGAR

September 27, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cecilia Blye, Chief, Office of Global Security Risk

Re:	The Bank of New York Mellon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-35651
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
Filed May 9, 2013
File No. 1-35651

Dear Ms. Blye:

This letter is submitted on behalf of The Bank of New York Mellon Corporation (“BNY Mellon”) in response to the letter dated September 13, 2013 (the “September Letter”) from the staff of the Office of Global Security Risk in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to BNY Mellon’s Annual Report on Form 10-K for the year ended December 31, 2012 and Amendment No. 1 thereto, and other matters referenced in the September Letter.

For your convenience, the text of the Staff’s comments is set forth in bold followed by BNY Mellon’s responses. The numbered responses set out below correspond to the numbered comments in the Staff’s September Letter.

1.

Information available on the website of Blom Bank SAL, and in articles published in April 2012 and July 2013, indicates that you own 34.37% of the total common shares of Blom Bank; that you are its major shareholder; and that Blom Bank operates in Syria through its subsidiaries, such as Bank of Syria and Syria International Insurance. Additionally, we note the reference to your operations in Africa on page 28 of Exhibit 13.1 to your current 10-K, and the reference to your subsidiary in Latin America in Exhibit 21.1 to your 10-K for the fiscal year ended December 31, 2009. Sudan and Cuba, countries located in those regions, and Syria, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan and Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any information, technology or services you have provided to or received from Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

BNY Mellon does not have any beneficial ownership interest in Blom Bank SAL (“Blom Bank”). Rather, Blom Bank is a customer of BNY Mellon through BNY Mellon’s Depositary Receipt (“DR”) business. A DR program typically is conducted pursuant to a deposit agreement between a depositary bank, such as BNY Mellon, and its DR customer, a non-U.S. entity, such as Blom Bank, which has issued publicly traded shares in its home market. Generally, the depositary bank will hold these foreign shares in a custodial account in the issuer’s home market and will issue “depositary receipts” in another market (e.g., the U.S.), representing those shares and entitling each DR investor to contractual rights arising out of the foreign shares held in the custodial account. The custodial account and the foreign issuer’s shares deposited therein are held entirely for the benefit of the DR investors. Though the depositary bank may be the record owner of the shares, it holds title to the shares only as an intermediary agent and nominee for the benefit of the DR investors pursuant to the terms of the related deposit agreement. As depositary, the bank retains no corporate governance rights or economic entitlements to the shares - these are rights enjoyed by the DR investors in accordance with the terms of the deposit agreement.

In the case of Blom Bank, BNY Mellon is acting strictly in the capacity of such a depositary bank; BNY Mellon holds the Blom Bank shares in a Lebanese custodial account in its capacity as intermediary agent and nominee for the benefit of the Blom Bank DR investors1. In addition, although in some DR programs BNY Mellon may make certain payments to its DR customers to reimburse expenses incurred by them in connection with or relating to the DR program, other than a single payment in 1998, BNY Mellon has not provided any such payments to Blom Bank, and the agreements that currently govern that relationship do not provide for such payments.

BNY Mellon also provides correspondent and trade banking services to Blom Bank in Lebanon and certain of its Middle Eastern subsidiaries located in Jordan, Cyprus, Egypt and Lebanon, but these services are not provided to the Syrian subsidiaries mentioned in the September Letter. Additionally there is a very small relationship between a non-Syrian subsidiary of Blom Bank and BNY Mellon’s subsidiary, Pershing LLC, for brokerage services.

[1]	Although Blom Bank indicates in its 2012 Annual Report on page 16 that BNY Mellon owns 34.37% of Blom Bank’s total common shares, it further states in a footnote that such ownership is the result of BNY Mellon’s relationship to Blom Bank as depositary.

While BNY Mellon has operations in certain countries in Africa, the Middle East and Latin America, BNY Mellon does not have any physical presence, operations or employees in Sudan, Syria or Cuba; BNY Mellon does not, directly or indirectly, solicit or conduct, for its own account, any business in any of these countries nor is BNY Mellon engaged in providing or receiving information, technology or services from Sudan, Syria or Cuba.

Like many multinational companies, BNY Mellon conducts business with many counterparties, who may themselves have contacts with Sudan, Syria or Cuba; however, BNY Mellon does not engage in, conduct or facilitate any transactions with or involving Sudan, Syria or Cuba except as may be authorized by general or specific licenses issued by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), or may (rarely) result from the inadvertent processing of transactions (as more fully discussed in response to comment 2). In addition, BNY Mellon holds OFAC license MUL-7d, which permits BNY Mellon to reject certain transactions involving Cuba, Sudan and Syria, instead of blocking them, which would otherwise be required.

BNY Mellon maintains an enterprise-wide compliance program that is designed to ensure that all BNY Mellon businesses fully comply with all applicable economic sanctions programs, including all OFAC-administered sanctions, and the blocking, rejection, reporting or other requirements that are mandated thereby. BNY Mellon has developed this compliance program with its own particular businesses, systems and operations in mind. The architecture of BNY Mellon’s compliance program includes (in addition to written policies) business-specific procedures designed to prevent sanctions violations by the business in question, taking into account the specific risk factors germane to that business. Resources devoted to the program include dedicated human resources, led by a designated Global Sanctions Compliance Officer and multiple business line Sanctions Coordinators and other control function personnel specializing in sanctions matters. Other sanctions compliance resources include multiple risk assessment measures and controls (including, among other things, various automated scan/name recognition software programs that monitor customers, account activity and transactions for sanctions compliance purposes) as well as regular internal training, testing and audit programs. These policies, procedures and systems are designed to ensure compliance in all material respects with OFAC requirements and to prevent BNY Mellon from engaging in transactions involving sanctions targets including Sudan, Syria and Cuba.

As mentioned, acting pursuant to licenses issued by OFAC, BNY Mellon’s clients may occasionally engage in authorized transactions involving Cuba, Sudan and Syria; however, BNY Mellon does not participate in providing any financial or transaction services involving Sudan, Syria or Cuba until BNY Mellon sanctions compliance officers are fully satisfied that the particular transaction or service is in fact authorized by a general or specific OFAC license.

2.

Please discuss the materiality of any contacts with Syria, Sudan or Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

BNY Mellon’s authorized transactions in connection with its clients’ OFAC-licensed activities are processed individually, and OFAC does not require and has never requested BNY Mellon to systematically record this information, individually or in the aggregate. Nonetheless, such licensed transactions are infrequent and typically involve humanitarian endeavors or personal remittances.

With respect to inadvertently processed transactions, a review of our records for the past three fiscal years and the subsequent interim period through June 30, 2013, indicates BNY Mellon participated in and reported to OFAC a very small number of transactions involving Cuba, Sudan or Syria sanctions targets; the records indicate that the associated revenue for all such transactions during this period was less than USD 250.00.

Given the nature of these transactions, and their de minimis value (both individually and in the aggregate) relative to BNY Mellon’s consolidated revenue, BNY Mellon does not believe a reasonable investor would deem this information important in making a decision about investing in BNY Mellon securities and therefore it does not constitute a material investment risk to its securities holders. Further, because BNY Mellon believes that its operations are in compliance in all material respects with U.S. sanctions laws and regulations, BNY Mellon also believes it is unlikely that the activity discussed herein would implicate any divestment requirements of governments, universities or other investors as described above.

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On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1247 or Craig Beazer at (212) 635-6410.

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Jane C. Sherburne
Name:	Jane C. Sherburne
Title:	General Counsel

cc:	Suzanne Hayes

Assistant Director, Division of Corporation Finance